EXHIBIT 12.1

KODIAK OIL & GAS CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
	2011	2010	2009	2008	2007
	(in thousands)
Pretax income (loss) from continuing operations	$3,875	$(2,402)	$(2,563)	$(56,498)	$(38,186)
Add: fixed charges	$27,475	$644	$36	$22	$13
Add: Amortization of capitalized interest	$241	$—	$—	$—	$—
Less: Capitalized interest	$(8,374)	$(83)	$—	$—	$—

Earnings before fixed charges	$23,217	$(1,841)	$(2,527)	$(56,476)	$(38,173)

Fixed charges
Estimated interest component of rent	$111	$12	$11	$15	$13
Capitalized interest	$8,374	$83	$—	$—	$—
Interest expense	$18,990	$549	$25	$7	$—

Total Fixed charges	$27,475	$644	$36	$22	$13

Ratio of Earnings to Fixed charges	—	—	—	—	—
Insufficient coverage	$4,258	$2,485	$2,563	$56,498	$38,186